

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Gregory J. Flesher
Chief Executive Officer
Reneo Pharmaceuticals, Inc.
18575 Jamboree Road, Suite 275-S
Irvine, CA 92612

> **Re: Reneo Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 13, 2023**
> **File No. 333-275518**

Dear Gregory J. Flesher:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wade Andrews, Esq.